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06011482

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ______

(03/94)

ADB

Asian Development Bank

83-2

Board of Directors

R337-05
Corrigendum 1
13 December 2005


SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH. D.C.
152
SECTION

Corrigendum to Document R337-05 Condensed Quarterly Financial Statements

The following corrections should be made in the above document:

(1) On page 4, Table 2: Condensed Current Value Balance Sheets, Statutory Reported Basis column, **Investments and accrued income** — Please replace **"$12,756,067"** with **"$12,449,675."**

(2) On page 4, Table 2: Condensed Current Value Balance Sheets, Statutory Reported Basis column, **Securities transferred under securities lending arrangement** — Please replace **"$2,369,948"** with **"$2,676,340."**

(3) On page OCR-1, Condensed Balance Sheet, 30 September (Unaudited) column, **INVESTMENTS (Note C)** — Please replace **"$12,653,333"** with **"$12,346,941."**

(4) On page OCR-1, Condensed Balance Sheet, 30 September (Unaudited) column, "**SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)** — Please replace **"$2,369,948"** with **"$2,676,340."**

FOR OFFICIAL USE ONLY

R337-05
25 November 2005

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 30 September 2005.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 16 December 2005), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: P. Y. Chiu, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

ADB

Asian Development Bank

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 September 2005
(Unaudited)

CONTENTS

30 September 2005

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB complied with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2004. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowings and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	30 September 2005	30 September 2004	31 December 2004
Net Income	65	252	431
Average Earning Assets	36,085	36,388	36,364
Annual Return on Average Earning Assets*	0.44%	0.98%	1.18%
Return on Loans	4.27%	4.18%	4.16%
Return on Investments	2.75%	2.22%	2.21%
Cost of Borrowings	4.60%	3.86%	3.37%
Equity-to-Loan Ratio	50.80%	52.49%	51.64%
	Pre-FAS 133 Basis		
	30 September 2005	30 September 2004	31 December 2004
Net Income	284	314	390
Average Earning Assets	36,071	36,325	36,306
Annual Return on Average Earning Assets	1.05%	1.15%	1.07%
Return on Loans	4.27%	4.18%	4.16%
Return on Investments	2.88%	2.45%	2.34%
Cost of Borrowings	3.73%	3.61%	3.58%
Equity-to-Loan Ratio	50.58%	51.77%	50.54%
	Current Value Basis		
	30 September 2005	30 September 2004	31 December 2004
Net Income	53	206	563
Average Earning Assets	38,017	38,420	39,391
Annual Return on Average Earning Assets*	0.41%	0.81%	1.47%
Return on Loans	0.21%	2.60%	4.25%
Return on Investments	(0.40%)	0.74%	3.51%
Cost of Borrowings	(0.05%)	2.11%	3.56%
Equity-to-Loan Ratio	50.44%	50.96%	50.27%

* Based on net income before FAS 133 adjustments

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 30 September 2005. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects remove its impact, as these effects are part of the current value adjustments. Table 4 provides a further detail and analysis of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 September 2005 and 31 December 2004
In thousands of U.S. dollars

	30 September 2005					31 December 2004
	Statutory Reported Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 99,590	$ -	$ 99,590	$ -	$ 99,590	$ 76,405
Investments and accrued income	12,756,067	-	12,756,067	-	12,756,067	10,780,768
Securities transferred under securities lending arrangement	2,369,948	-	2,369,948	-	2,369,948	2,040,302
Securities purchased under resale arrangement	482,160	-	482,160	-	482,160	1,330,948
Loans outstanding and accrued interest	23,339,645	(785)	23,338,860	1,396,919	24,735,779	26,344,506
Less: Allowance for loan losses and unamortized front end fee	(109,846)	-	(109,846)	-	(109,846)	(112,653)
Equity investment	326,432	-	326,432	-	326,432	257,437
Receivable from members	174,922	-	174,922	(72,766)	102,156	134,641
Receivable from swaps						
Borrowings	9,840,661	210,403	10,051,064	(210,403)	9,840,661	9,583,846
Others	1,588,931	(3,967)	1,584,964	3,967	1,588,931	1,567,602
Other assets	705,690	-	705,690	-	705,690	509,651
TOTAL	$51,574,200	$ 205,651	$51,779,851	$1,117,717	$52,897,568	$52,513,453
Borrowings and accrued interest	$24,693,662	$ 134,390	$24,828,052	$ 388,010	$25,216,062	$25,238,996
Payable for swaps						
Borrowings	9,348,476	110,984	9,459,460	(110,984)	9,348,476	8,841,324
Others	1,648,959	12,502	1,661,461	(12,502)	1,648,959	1,809,722
Payable under securities lending arrangement	2,717,201	-	2,717,201	-	2,717,201	2,061,489
Accounts payable and other liabilities	773,594	-	773,594	-	773,594	624,198
Total Liabilities	39,181,892	257,876	39,439,768	264,524	39,704,292	38,575,729
Paid-in capital	3,497,878	-	3,497,878	-	3,497,878	3,725,823
Net notional maintenance of value receivable	(585,158)	-	(585,158)	-	(585,158)	(642,944)
Ordinary reserve	8,947,829	-	8,947,829	882,858	9,830,687	9,575,099
Special reserve	192,508	-	192,508	-	192,508	189,539
Loan loss reserve	167,000	-	167,000	-	167,000	218,800
Surplus	40,117	-	40,117	-	40,117	312,117
Cumulative revaluation adjustments account	234,833	(234,833)	-	-	-	-
Net income [1] – 30 September 2005	61,672	218,980	280,652	(230,408)	50,244	-
Net income [1] – 31 December 2004	-	-	-	-	-	559,290
Accumulated other comprehensive income	(164,371)	(36,372)	(200,743)	200,743	-	-
Total Equity	12,392,308	(52,225)	12,340,083	853,193	13,193,276	13,937,724
TOTAL	$51,574,200	$ 205,651	$51,779,851	$1,117,717	$52,897,568	$52,513,453

[1] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements for the Periods Ended 30 September 2005 and 2004
In thousands of U.S. dollars

	30 September 2005					30 September 2004
	Statutory Reported Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
INCOME						
From loans	$763,503	$ -	$763,503	$ -	$763,503	$796,761
From investments	270,642	-	270,642	-	270,642	223,026
From other sources – net	23,576	384	23,960	-	23,960	47,185
Total Income	1,057,721	384	1,058,105	-	1,058,105	1,066,972
EXPENSES						
Interest and other financial expenses	662,960	2,222	665,182	-	665,182	664,144
Administrative expenses	104,690	-	104,690	-	104,690	93,860
Technical assistance to member countries	(2,636)	-	(2,636)	-	(2,636)	(1,946)
Provision for losses	4,930	-	4,930	(4,930)	-	-
Other expenses	2,318	-	2,318	-	2,318	
	772,262	2,222	774,484	(4,930)	769,554	756,058
Other Income (Expenses) – FAS 133 Adjustments	(220,818)	220,818	-	-	-	-
Current value adjustments[a]	-	-	-	(230,408)	(230,408)	(107,876)
Provision for losses	-		-	(4,930)	(4,930)	2,750
Net Income	64,641	218,980	283,621	(230,408)	53,213	205,788
Appropriation of guarantee fees to Special Reserve	2,969	-	2,969	-	2,969	2,560
NET INCOME AFTER APPROPRIATION	$ 61,672	$218,980	$280,652	$ (230,408)	$50,244	$203,228

[a] The current value adjustments incorporate the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 September 2005					Income Statement Effects Year to Date	
	Loans After Swaps	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	30 September 2005	30 September 2004
Total Current Value Adjustments on Balance Sheet	$1,390,006	$23,382	$(487,429)	$(72,766)	$(943,406)	$ (90,213)	$ 8,694
Unrealized Gains (Losses) on Investments[b]						29,997[c]	(36,472)
Accumulated Translation Adjustments						(170,192)[d]	(80,098)
Total Current Value Adjustments						$(230,408)	$(107,876)

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains(losses) of investments and equity investments classified as available for sale.
[c] Unrealized gains on the investment portfolio net of unrealized losses on the equity investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.
[d] The accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals, have been moved from Accumulated Other Comprehensive Income under the reported basis and included as part of current value adjustments for current value reporting.

Current Value Balance Sheets

Loan and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows, including principal repayments and interest, discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $1.4 billion indicates that the average interest on loans on after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory reported and current value bases, investment securities and related derivatives are carried and reported at fair values based on market quotations when available. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $23.4 million resulted from unrealized gains on asset swaps due to increasing interest rates environment in certain markets.

Equity investments. Equity investments with readily determinable fair values are reported at fair value. Unlisted equity investments without readily available market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the fair value of the borrowings and the associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $0.5 billion unfavorable current value adjustments is due to the fact that the average cost of the borrowings on after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the first three quarters of 2005, net income was $53.2 million under the current value basis compared with pre-FAS 133 net income of $283.6 million (see *Table 3*). The difference of $230.4 million represents current value adjustments comprising $90.2 million unrealized losses on all outstanding financial instruments and $170.2 million unfavorable accumulated translation adjustments, offset by $30.0 million net unrealized gains on investments classified as available for sales *(see Table 4).*

The $230.4 million unfavorable current value adjustment for the nine months ended 30 September 2005 ($107.9 million – 2004) represents the change in the current value of all ADB's financial instruments from 31 December 2004 to 30 September 2005. The adjustment reflects changes in both interest rates and currency exchange rates. Unfavorable adjustment is mainly due to negative translation adjustments resulting from the general strengthening of the U.S. dollar for the nine months and the decrease in current value of loans resulting from general increase in interest rates offset by the net unrealized gains on investments classified as available for sales.

2.3. Risk Bearing Capacity

On 19 February 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as the key measure of ADB's risk bearing capacity. Consequently, the use of reserve-to-loan ratio and interest coverage ratio was discontinued. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 June 2005 and waiver of 20 basis point lending spread on public sector loans for charges for the period. Subsequently, the Board of Directors approved the continuation of such policies through June 2006.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in its public sector loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 30 September 2005, ELR was 50.58% under the pre-FAS 133 basis (50.54% - 31 December 2004).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for public sector loans and guarantees portfolio using credit risk model to estimate expected losses. In addition, loan loss provision for public and private sector loans that are impaired are set up and charged to profit and loss. Hence, both expected and unexpected losses are addressed through adequate LLR and loan loss provisions.

2.4. Capital and Resources

To ensure adequate risk-bearing capacity, ADB regularly reviews its income outlook and based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's actual net income to reserves and special funds to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of the net income to support development activities in its DMCs. During 2005, the Board of Governors approved the allocation of $600.0 million to Asian Tsunami Fund (ATF), which was established to support reconstruction, rehabilitation and associated development activities in the tsunami-affected DMCs promptly and effectively.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital; (ii) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees,[1] are limited to no more than the sum of the total callable paid-in capital and reserves (including surplus but excluding special reserve).

As of 30 September 2005, ADB's lending headroom available was $20.6 billion ($22.5 billion - 31 December 2004). The decrease in the headroom was principally due to a $3.8 billion decrease in lending authority resulting from unfavorable translation adjustments and allocations of surplus and net income to the ATF, Technical Assistance Special Fund (TASF) and Asian Development Fund (ADF), offset by $1.9 billion decrease in outstanding loans.

As of 30 September 2005, ADB's borrowing headroom available was $16.7 billion ($19.6 billion - 31 December 2004). The decrease in the headroom mainly resulted from decrease in borrowing authority due to allocations of surplus and net income to ATF, TASF and ADF and unfavorable translation adjustments.

2.5. Summary of financial performance

For the nine months ended 30 September 2005, net income before FAS 133 adjustments was $285.5 million, compared with $313.7 million for the first three quarters of 30 September 2004. The decrease of $28.2 million was due to the following:

- $34.5 million decrease in net loan income after borrowings and related expenses associated mainly with $33.2 million reduction in loan income. This was primarily due to $42.5 million decrease in prepayment premium resulting from lower loan prepayments during the period, offset by $11.0 million increase in interest and other charges.

- $23.6 million decrease in income from other sources primarily attributed to the effect of adopting equity method of accounting for certain investments in limited liability corporations and decrease in dividends received;

---

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation .

- $7.6 million increase in loan loss provision and $10.8 million increase in administrative expenses attributed to salary and benefit expenses; offset by

- $47.6 million increase in investment income resulting from increase in interest rates in US where majority of the portfolio is held and $0.7 million increase in cancellations of technical assistance projects.

The unfavorable FAS 133 adjustment increased to $220.8 million as of 30 September 2005 from $61.9 million as of 30 September 2004. This decreased the net income from $251.8 million as of 30 September 2004 to $64.6 million as of 30 September 2005. The decrease in net income was primarily due to the effect of a general increase in interest rates and weakening of Japanese yen in the financial markets giving rise to unfavorable changes in the value of borrowings related swap portfolio and embedded derivatives.

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds consisting of the ADF; the TASF; the Japan Special Fund (JSF); including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); and ATF. Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2005, the governments of 30 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources. Cumulative contributions committed inclusive of unamortized discount of $8.9 million amounted to $27.4 billion as of 30 September 2005, of which contributions available for loan commitments were $25.7 billion ($27.0 billion – 31 December 2004). Contributions committed but not available as of 30 September 2005 were $1.7 billion ($0.3 billion – 31 December 2004) comprising of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. In addition, $40 million was allocated to ADF from 2004 OCR net income. The balance of commitment authority for operations at the end of September 2005 increased to $1.3 billion ($124.5 million – 31 December 2004).

In April 2005, the eighth replenishment of ADF (ADF IX) became effective. At 30 September 2005, Instruments of Contributions from 18 donors were accepted. During the period, $675.3 million ($522.7 million for ADF IX and $152.6 million for ADF VIII), inclusive of compensation for foregone interest, have been received and made available for operational commitments and recognized as contributed resources.

Review of Activities. During the period, 15 ADF loans totaling $433.4 million were approved, compared with 11 approvals amounting to $230.8 million in the same period last year. Disbursements for the period totaled $734.8 million, an increase of 12.9% from $651.1 million for the same period in 2004.

As of 30 September 2005, 28 public sector loans to Myanmar were in arrears and remained in nonaccrual status. The principal amount outstanding of loans placed in nonaccrual status was $475.6 million ($515.3 million – 31 December 2004) of which $149.1 million ($135.8 million – 31 December 2004) was overdue.

Investment position. The ADF investment portfolio including investments purchased under resale arrangement amounted to $6.0 billion as of 30 September 2005 ($5.6 billion - 31 December 2004). About 45% of the portfolio was invested in time deposits and 55% in floating and fixed income securities. The annualized rate of return on ADF investments was 3.4 % as of 30 September 2005 (3.4% - 30 September 2004).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 September 2005, total TASF resources amounted to $1,250.3 million. Of this, $1,008.5 million had been committed, leaving an uncommitted balance of $241.8 million. During the period, 108 technical assistance grants totaling $54.5 million became effective while an amount of $8.7 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Contributions received for the period comprised $150.5 million from 18 donors as part of the third regularized replenishment of TASF, $32 million allocation from OCR, and direct and voluntary contributions from India ($0.1 million) and Pakistan ($0.1 million). The third regularized replenishment became effective in April 2005 concurrently with ADF IX.

Investment position. As of 30 September 2005, TASF investment portfolio amounted to $257.1 million ($240.4 million - 31 December 2004). Revenue from investments increased from $3.6 million in the third quarter of 2004 to $4.9 million in 2005, due to reinvestment of low yielding corporate bonds into higher yielding time deposits.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In March 2005, Japan contributed 2.8 billion yen ($27.2 million equivalent) as a regular contribution to the JSF. During the first three quarters of the year, 53 technical assistance grants for the JSF totaling $29.8 million became effective while an amount of $4.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $154.3 million as of 30 September 2005 ($149.2 million – 31 December 2004).

Investment position. The JSF investment portfolio amounted to $211.8 million as of 30 September 2005 (210.6 million - 31 December 2004). Investment income increased by $2.7 million, from $2.2 million in the first three quarters of 2004 to $4.9 million in 2005, due to the reinvestment of low yielding securities and corporate bonds into time deposits with higher yields.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $30.2 million as of 30 September 2005 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2005, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $20.3 million.

3.5. Asian Tsunami Fund

The Board of Directors approved the establishment of ATF in February 2005 in order to effectively channel resources from ADB and other contributors to DMCs requiring urgent assistance due to the effects of the tsunami on 26 December 2004.

Review of Activities. As of 30 September 2005, contributions from ADB totaling $600 million had been transferred to the Fund. In addition, contributions of $3.7 million and $1.0 million from Australia and Luxembourg, respectively have been received. Grants for technical assistance and investment projects are accounted for on a commitment basis. During the period, three grants for technical assistances and four grants for investment projects totaling $562.0 million became effective while investment income amounted to $8.1 million. As of 30 September 2005, the uncommitted balance amounted to $50.9 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 99,590		$ 76,405
INVESTMENTS (Note C)		12,653,333		10,690,095
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		2,369,948		2,040,302
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		482,160		1,330,948
LOANS OUTSTANDING (Notes E, F and G) (Including FAS 133 adjustment of $785 - 30 September 2005, $870 - 31 December 2004, net of allowance for losses of $90,351 - 30 September 2005, $84,304 - 31 December 2004, and deferred loan income of $19,495 - 30 September 2005, $28,349 - 31 December 2004).		22,958,611		24,196,597
EQUITY INVESTMENTS (Note H)		326,432		257,437
ACCRUED INCOME		373,922		329,572
RECEIVABLE FROM MEMBERS		174,921		207,181
RECEIVABLE FROM SWAPS (Notes G and J)				
Borrowings	$ 9,840,661		$ 9,583,846	
Others	1,588,931	11,429,592	1,567,602	11,151,448
OTHER ASSETS				
Property, Furniture, and Equipment		163,669		164,274
Investment related receivables		363,740		175,440
Miscellaneous (Note I)		178,282		169,937
TOTAL		**$ 51,574,200**		**$ 50,789,636**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G and J) (Including FAS 133 adjustment of $2,550 - 30 September 2005, $2,585 - 31 December 2004)		$ 24,348,998		$ 23,921,444
ACCRUED INTEREST ON BORROWINGS		344,664		264,682
PAYABLE FOR SWAPS (Notes G and J)				
Borrowings	$ 9,348,476		$ 8,841,324	
Others	1,648,959	10,997,435	1,809,722	10,651,046
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		2,717,201		2,061,489
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		463,511		325,508
Undisbursed technical assistance commitments		11,994		20,806
Miscellaneous (Notes F and I)		298,089		277,884
Total liabilities		39,181,892		37,522,859
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,097,280,000 - 30 September 2005, SDR34,991,710,000 - 31 December 2004)		50,872,103		54,161,568
Less -"callable" shares subscribed		47,294,082		50,352,179
"Paid-in" shares subscribed		3,578,021		3,809,389
Less - subscription installments not due		11,135		9,874
Subscription installments matured		3,566,886		3,799,515
Less - capital transferred to the Asian Development Fund		69,008		73,692
		3,497,878		3,725,823
Net notional amounts required to maintain value of currency holdings		(585,158)		(642,944)
Ordinary Reserve		8,947,829		8,865,414
Special Reserve		192,508		189,539
Loan Loss Reserve (Note K)		167,000		218,800
Surplus (Note K)		40,117		312,117
Cumulative revaluation adjustments account (Note K)		234,833		193,870
Net income after appropriation				
For the calendar year 2004		-		427,080
For the nine months ended 30 September 2005 (OCR-2)		61,672		-
Accumulated other comprehensive income (OCR-4)		(164,371)		(22,922)
Total Capital and Reserves		12,392,308		13,266,777
TOTAL		**$ 51,574,200**		**$ 50,789,636**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
INCOME (Note L)		
From loans	$ 763,503	$ 796,761
From investments (Note C)	270,642	223,026
From other sources - net	23,576	47,185
TOTAL INCOME	1,057,721	1,066,972
EXPENSES (Note L)		
Borrowings and related expenses	662,960	661,673
Administrative expenses	104,690	93,860
Technical assistance to member countries	(2,636)	(1,946)
Provision for losses (Note E)	4,930	(2,750)
Other expenses	2,318	2,471
TOTAL EXPENSES	772,262	753,308
OTHER INCOME (EXPENSES) - FAS 133 ADJUSTMENTS (Notes G and L)	(220,818)	(61,904)
NET INCOME	64,641	251,760
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	2,969	2,560
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 61,672**	**$ 249,200**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 655,523	$ 724,730
Interest on investments received	243,626	214,290
Interest received for securities under resale arrangement	3,312	1,344
Interest and other financial expenses paid	(474,635)	(491,946)
Administrative expenses paid	(89,099)	(83,327)
Technical assistance disbursed	(5,582)	(14,031)
Others - net	7,155	10,871
Net Cash Provided By Operating Activities	340,300	361,931
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(2,175,073)	(1,175,185)
Net receipts from securities under resale arrangement	754,099	452,846
Principal collected on loans	2,399,476	3,541,195
Loans disbursed	(1,636,117)	(1,138,408)
Net swaps	-	(2,511)
Others	14,565	8,125
Net Cash (Used in) Provided by Investing Activities	(643,050)	1,686,062
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	3,415,125	605,132
Borrowings redeemed	(2,528,787)	(3,819,677)
Issuance expenses paid	(5,839)	(443)
Net swaps	36,227	36,794
Payments from members	82,421	28,264
Resources transferred to ATF	(600,000)	-
Resources transferred to ADF	(40,000)	(150,000)
Resources transferred to TASF	(32,000)	(50,000)
Net Cash Provided by (Used in) Financing Activities	327,147	(3,349,930)
Effect of Exchange Rate Changes on Due from Banks	(1,212)	2,453
Net Increase (Decrease) in Due from Banks	23,185	(1,299,484)
Due from Banks at Beginning of Period	76,405	1,397,948
Due from Banks at End of Period	$ 99,590	$ 98,464

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
Balance at beginning of period		$ 13,266,777		$ 12,852,440
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 64,641		$ 251,760	
Other comprehensive income for the period	(141,449)	(76,808)	(113,249)	138,511
Subscriptions received		7,379		5,141
Change in SDR values		(235,325)		(39,681)
Change in Ordinary Reserve		44,499		7,490
Notional MOV		57,786		(4,737)
Allocation to ATF		(600,000)		-
Allocation to ADF		(40,000)		(150,000)
Allocation to TASF		(32,000)		(50,000)
Balance at end of period		**$ 12,392,308**		**$ 12,759,164**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance, 1 January	$ (6,442)	$ (11,437)	$ (20,326)	$ (125,520)	$ 14,272	$ 45,504	$ (10,426)	$ (9,302)	$ (22,922)	$ (100,755)
Amortization	3,295	3,872	-	-	-	-	-	-	3,295	3,872
Other comprehensive income for the period	-	-	(174,741)	(80,649)	29,997	(36,472)	-	-	(144,744)	(117,121)
Balance, 30 September	$ (3,147)	$ (7,565)	$ (195,067)	$ (206,169)	$ 44,269	$ 9,032	$ (10,426)	$ (9,302)	$ (164,371)	$ (214,004)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Emerging Issues Task Force (EITF) issued EITF 03-16 in March 2004 which requires that investments in limited liability companies (LLC) that have characteristics of partnership should be accounted using equity method. This is effective for ADB in 2005 *(See Note G)*.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 September 2005 and 31 December 2004 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

The estimated fair value of the investments, including securities purchased under resale arrangement and time deposits of $5,214,418,000 maturing within a year and securities transferred under securities lending arrangement, by contractual maturity as of 30 September 2005 and 31 December 2004 are as follows:

	30 September 2005	31 December 2004
Due in one year or less	$ 6,774,358,000	$ 5,299,215,000
Due after one year through five years	6,209,527,000	5,830,457,000
Due after five years through ten years	2,521,556,000	2,931,673,000
Total	$15,505,441,000	$14,061,345,000

NOTE D - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated value. Securities received under resale arrangements are not recorded on ADB's balance sheet.

NOTE E - LOANS

As of 30 September 2005 and 31 December 2004, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2005	31 December 2004
Indonesia	$ 7,749,930,000	$ 8,219,283,000
China, People's Republic of	5,207,721,000	4,896,593,000
India	2,883,675,000	2,528,879,000
Philippines	2,634,871,000	2,748,350,000
Pakistan	1,892,805,000	1,855,747,000
Others (individually less than 5% of total loans)	2,699,455,000	4,060,398,000
Total loans	$23,068,457,000	$24,309,250,000
Allowance for possible losses	(90,351,000)	(84,304,000)
Deferred loan income	(19,495,000)	(28,349,000)
Net loans outstanding	$22,958,611,000	$24,196,597,000

Loans outstanding as of 30 September 2005 include loans to the private sector amounting to $506,551,000 ($408,472,000 - 31 December 2004).

The undisbursed balance of approved loans as of 30 September 2005 was $14,935,920,000 ($15,555,563,000 - 31 December 2004). This included an undisbursed balance of approved private sector loans amounting to $497,596,000 ($511,252,000 - 31 December 2004). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $228,897,000 ($205,928,000 - 31 December 2004).

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on public sector loans was approved in 2003). In 2005, the policy was extended to cover the period up to June 2006. Front-end fees waived during the period totaled $23,526,000 ($6,686,000 - 2004). Lending spread waiver reduced the loan income by $32,739,000 at 30 September 2005 ($2.8 million - 2004).

Overdue Amounts

One public sector loan to Nauru remained in nonaccrual status as of 30 September 2005 (one to Nauru - 31 December 2004). The principal outstanding of this loan as of 30 September 2005 was $2,300,000 ($2,300,000 - 31 December 2004), of which $527,000 ($462,000 - 31 December 2004) was overdue.

Ten private sector loans were in nonaccrual status as of 30 September 2005 (eleven - 31 December 2004). The principal amount outstanding as of 30 September 2005 was $49,162,000 ($50,426,000 - 31 December 2004), of which $39,803,000 ($38,735,000 - 31 December 2004) was overdue.

Allowance for Losses

The changes in the allowance for loan losses during the first three quarters of 2005 and 2004 are as follows:

	30 September 2005			30 September 2004		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance 1 January	$2,300,000	$82,004,000	$84,304,000	$240,000	$82,141,000	$82,381,000
Provision during the period	-	7,233,000	7,233,000	-	(3,485,000)	(3,485,000)
Provision written back	-	(664,000)	(664,000)	-	-	-
Reversal of provision of restructured loans	-	-	-	-	(522,000)	(522,000)
Translation adjustments	-	(522,000)	(522,000)	-	(206,000)	(206,000)
Balance 30 September	$2,300,000	$88,051,000	$90,351,000	$240,000	$77,928,000	$78,168,000

NOTE F - GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 30 September 2005 and 31 December 2004 covered:

	30 September 2005		31 December 2004	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with countergurantee	$1,061,336,000	$1,048,150,000	$1,156,735,000	$1,153,593,000
without counterguarantee	4,186,000	3,014,000	-	-
	1,065,522,000	1,051,164,000	1,156,735,000	1,153,593,000
Political Risk Guarantees				
with counterguarantee	145,397,000	111,199,000	253,167,000	100,508,000
without counterguarantee	100,763,000	63,003,000	102,233,000	52,252,000
	246,160,000	174,202,000	355,400,000	152,760,000
Others	950,000	950,000	-	-
	$1,312,632,000	$1,226,316,000	$1,512,135,000	$1,306,353,000

None of these amounts were subject to call as of 30 September 2005 (nil - December 2004). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding at 30 September 2005 was $767,562,000($715,733,000 - 31 December 2004).

As of 30 September 2005, a total liability of $16,305,000 ($10,842,000 - 31 December 2004) relating to stand-by ready obligation for one partial credit risk guarantee and three political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of borrowing costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

Included in Receivable/Payable from Swaps-others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans.

ADB entered into investments related swap transactions with total notional amount of $2,125,611,000 as of 30 September 2005 ($2,125,611,000 - 31 December 2004).

ADB entered into currency and interest rate swaps, amounting to $10,477,000 and $18,470,000 as at 30 September 2005, respectively ($5,489,000 and $12,504,000 - 31 December 2004) to better align the composition of outstanding loans with funding sources and assist borrower's financial management.

NOTE H - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable market values are reported at market value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies equity method of accounting to $87,296,000 investments in limited partnership and limited liability corporations.

In June 2005, ADB divested its holdings in Asian Finance and Investment Corporation Ltd. (AFIC).

NOTE I - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are interfund balances as follows:

	30 September 2005	31 December 2004
Amounts Receivable from:		
Asian Development Fund	$35,688,000	$24,994,000
Technical Assistance Special Fund	-	51,000
Japan Special Fund	87,000	50,000
Asian Tsunami Fund	1,000	-
Asian Development Bank Institute Special Fund	219,000	186,000
Staff Retirement Plan	-	1,015,000
Agency Trust Funds (net)	291,000	808,000
Total	$36,286,000	$27,104,000
Amounts Payable to:		
Technical Assistance Special Fund	$ 30,000	$ -
Staff Retirement Plan	141,000	-
Total	$ 171,000	$ -

NOTE J - BORROWINGS

As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to decrease its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium, and include the fair value of embedded derivatives of $216,205,000 as of 30 September 2005 ($364,972,000 - 31 December 2004) that are required to be separately accounted for under FAS 133.

The weighted average cost of borrowings outstanding as of 30 September 2005 after adjustment for currency and interest rate swap activities, was 4.60% (3.37% - 31 December 2004).

NOTE K - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 September 2005 consisted of 3,509,728 (3,499,171 - 31 December 2004) shares amounting to SDR35,097,280,000 (SDR34,991,710,000 - 31 December 2004) all of which have been subscribed. Of the subscribed shares 3,262,876 (3,253,061 - 31 December 2004) shares are "callable" and 246,852 (246,110 - 31 December 2004) shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

On 20 September 2005, Armenia's membership became effective upon completion of all formalities. Armenia has subscribed to 10,577 shares of ADB's capital stock.

As of 30 September 2005, the value of the SDR in terms of the United States dollar was $1.44946 ($1.54784 - 31 December 2004) giving a value for each share of ADB's capital equivalent to $14,494.60 ($15,478.40 - 31 December 2004).

In March 2005, the Board of Governors approved the initial transfer of $312,000,000 from Surplus to the Asian Tsunami Fund (ATF) to finance the needs of the tsunami-affected developing member countries.

In May 2005, the Board of Governors approved the allocation of 2004 net income of $427,080,000 to Ordinary Reserve for $37,917,000, to Surplus for $40,000,000, to Cumulative Reserve Adjustments for $40,963,000, to ATF for $288,000,000, to ADF for $40,000,000 and to TASF for $32,000,000 and transferred $51,800,000 from Loan Loss Reserve.

NOTE L - INCOME AND EXPENSES

The average yield on the loan portfolio for the nine-month period ended 30 September 2005 was 4.27% (4.18% - 2004) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2005 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 2.75% (2.22% - 2004) excluding unrealized gains and losses on investments and 2.39% (1.90% - 2004) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine-month period ended 30 September 2005 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities of each fund. Of the total administrative expenses for the nine-month period ended 30 September 2005 of $235,813,000 ($216,855,000 - 2004), $114,686,000 ($112,155,000 - 2004) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $16,437,000 ($10,840,000 - 2004) related to new loan disbursements for the period ended 30 September 2005.

Following the approval by the Board of Directors in September 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES'. Accordingly, the write back in the amount of $2,636,000 for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($1,946,000 - 2004).

For the nine-month period ended 30 September 2005, provision for losses totaled $4,930,000 which includes $2,303,000 write back to provisions for equity investments and $7,233,000 additional provisions for private sector loans. During the same period in 2004, a write back to provision for losses totaled $2,750,000 which includes $735,000 provisions for equity investments and $3,485,000 write back on provision for private sector loans.

Other expenses of $2,318,000 ($2,471,000 - 2004) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Unfavorable FAS 133 adjustments of $220,818,000 ($61,904,000 - 2004) was composed of:

	30 September 2005	**30 September 2004**
Unrealized (losses) gains on		
Borrowings related swaps	$ (13,782,000)	$(58,718,000)
Investment related swaps	(16,508,000)	(8,862,000)
Other assets related swaps	(1,253,000)	-
Embedded derivatives in structured borrowings	(185,655,000)	9,225,000
Amortization of the FAS 133 transition adjustments	(3,620,000)	(3,549,000)
Total	($220,818,000)	$(61,904,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)		31 December	
DUE FROM BANKS		$ 37,067		$ 8,701
INVESTMENTS (Note C)		5,930,614		5,530,851
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		363,909		198,010
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		79,599		60,962
LOANS OUTSTANDING (Note E)		20,375,590		21,627,140
ACCRUED REVENUE		104,611		111,887
DUE FROM CONTRIBUTORS		1,957,689		2,323,652
OTHER ASSETS				
Investment related receivables	$ 218		$ 246	
Miscellaneous	3,520	3,738	2,657	2,903
TOTAL		**$ 28,852,817**		**$ 29,864,106**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable under securities lending arrangement (Note D)		$ 372,562		$ 203,327
Advance payments on contributions		100,755		63,945
Payable to related funds (Note F)		43,861		24,994
Undisbursed grant commitments (Note I)		24,000		-
Miscellaneous (Note G)		84,934		645
Total Liabilities		626,112		292,911
FUND BALANCES				
Amounts available for operational commitments				
Contributed Resources (Note G)	$ 25,003,069		$ 26,292,598	
Unamortized discount	(8,880)	24,994,189	-	26,292,598
Set-aside Resources		69,008		73,692
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		623,331		583,717
		25,686,528		26,950,007
Accumulated surplus		2,300,569		2,132,274
Accumulated other comprehensive income (ADF-4)		239,608		488,914
Total Fund Balance		28,226,705		29,571,195
TOTAL		**$ 28,852,817**		**$ 29,864,106**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
REVENUE		
From loans	$ 153,208	$ 145,068
From investments (Note C)	153,983	125,044
From other sources - net	166	108
TOTAL REVENUE	307,357	270,220
EXPENSES		
Administrative expenses (Note H)	114,686	112,156
Grants (Note I)	24,000	-
Amortization of discounts on contributions	358	-
Financial expenses	18	25
TOTAL EXPENSES	139,062	112,181
EXCESS OF REVENUE OVER EXPENSES	$ 168,295	$ 158,039

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 130,819	$ 124,704
Interest on investments received	146,628	118,809
Interest on resale arrangement received	94	64
Cash received from other sources	209	108
Administrative expenses paid	(103,667)	(100,462)
Grants disbursed	(1,400)	-
Financial expenses paid	(18)	(25)
Net Cash Provided by Operating Activities	172,665	143,198
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(746,102)	(866,339)
Net payments for securities under resale arrangement	(23,432)	(60,084)
Principal collected on loans	322,874	278,836
Loans disbursed	(720,197)	(636,221)
Net Cash Used in Investing Activities	(1,166,857)	(1,283,808)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	988,351	958,468
Cash received from Ordinary Capital Resources	40,000	150,000
Net Cash Provided by Financing Activities	1,028,351	1,108,468
Effect of Exchange Rate Changes on Due from Banks	(5,793)	7,099
Net Increase (Decrease) in Due from Banks	28,366	(25,043)
Due from Banks at Beginning of Period	8,701	35,530
Due from Banks at End of Period	$ 37,067	$ 10,487

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
Balance at beginning of period		$ 29,571,195		$ 26,758,581
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 168,295		$ 158,039	
Other comprehensive income for the period	(249,306)	(81,011)	(51,736)	106,303
Change in amount available for operational commitments from Contributed Resources		(1,289,529)		300,431
Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(8,880)		-
Transfer from Ordinary Capital Resources		40,000		150,000
Change in SDR value of Set-Aside Resources		(4,684)		(808)
Change in value of transfers from TASF		(386)		(53)
Balance at end of period		**$ 28,226,705**		**$ 27,314,454**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Balance, 1 January	$ 484,739	$ 300,135	$ 4,175	$ 5,857	$ 488,914	$ 305,992
Other comprehensive income for the period	(245,675)	(47,299)	(3,631)	(4,437)	(249,306)	(51,736)
Balance, 30 September	$ 239,064	$ 252,836	$ 544	$ 1,420	$ 239,608	$ 254,256

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

During 2005, the Board of Governors passed a resolution approving the eighth replenishment of the Asian Development Fund (ADF IX), which became effective on April 2005. The Board of Governors authorized ADB to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated encashment schedule and receive discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received for qualified contributions that are not yet available for operational commitment are recorded as advance payments and included under Liabilities.

NOTE C - INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2005 and 31 December 2004 are classified as "Held-to-Maturity" or "Available for Sale". Investments are classified as "Held-to-Maturity" when ADB has the intent to hold until maturity and are carried at amortized cost. Investments classified as "Available for Sale" are reported at estimated fair value, which represents their fair market value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The estimated fair value of the investments including securities transferred under securities lending arrangement and securities purchased under resale arrangement by contractual maturity as of 30 September 2005 and 31 December 2004 are as follows:

	30 September 2005	31 December 2004
Available-for-Sale Investments		
Due in one year or less	$ 2,700,996,000	$ 2,284,574,000
Due in one year through five years	898,413,000	1,601,989,000
	3,599,409,000	3,886,563,000
Held-to-Maturity Investments		
Due in one year or less	2,725,025,000	1,903,260,000
Due in one year through five years	-	-
Due after five years through ten years	49,688,000	-
	2,774,713,000	1,903,260,000
Total	$ 6,374,122,000	$ 5,789,823,000

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2005 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.50% (3.48% - 2004). If unrealized gains and losses were included, the annualized rate of return would have been 3.44% (3.39% - 2004).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value. Securities received under resale arrangements are not recorded on the balance sheet.

NOTE E - LOANS

As of 30 September 2005 and 31 December 2004, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	30 September	31 December
Bangladesh	$ 4,846,012,000	$ 5,251,867,000
Pakistan	4,670,817,000	5,037,849,000
Sri Lanka	2,156,440,000	2,265,041,000
Vietnam	1,715,893,000	1,746,399,000
Nepal	1,253,358,000	1,352,372,000
Others (individually less than 5% of total loans)	5,733,070,000	5,973,612,000
Total loans	$20,375,590,000	$21,627,140,000

The principal amount outstanding of public sector loans in nonaccrual status as of 30 September 2005 was $475,577,000 ($515,326,000 - 31 December 2004) of which $149,119,000 ($135,776,000 - 31 December 2004) was overdue.

No private sector loan was in nonaccrual status as of 30 September 2005 and 31 December 2004.

The undisbursed balance of approved loans as of 30 September 2005 was $6,709,505,000 ($7,553,422,000 - 31 December 2004).

NOTE F - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $35,688,000 payable to Ordinary Capital Resources (OCR) ($24,994,000 - 31 December 2004), and $8,173,000 (nil - 31 December 2004) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions allocated to TASF.

NOTE G - CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 30 September 2005, Instruments of Contributions from 18 donors totaling $2,105,141,000 were deposited. Of these, contributions totaling $522,735,000 were received and recorded as "Contributed Resources".

The contributions do not include $48,494,000 contributions received from Denmark, France and Norway pending the completion of formalities to accept their Instrument of Contributions. These have been temporarily recorded in Deferred Credits.

NOTE H - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the nine-month period ended 30 September 2005, represents administration charge amounting to $114,686,000 ($112,155,000 - 2004). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE I - GRANTS AND UNDISBURSED COMMITMENTS

The ADB IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. As of 30 September 2005, seven grants amounting to $132,640,000 were approved, of which $24,000,000 became effective. Total Undisbursed grant commitments represent effective grants, which have not been disbursed.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 September (Unaudited)**	**31 December**
DUE FROM BANKS	$ 3,066	$ 1,600
INVESTMENTS (Note C)	257,108	240,425
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	7,606	-
ACCRUED REVENUE	413	425
DUE FROM CONTRIBUTORS (Note G)	108,649	-
OTHER ASSETS (Note E)	15,679	6,908
TOTAL	**$ 392,521**	**$ 249,358**

LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 3,616	$ 52
UNDISBURSED COMMITMENTS (Note F)	147,057	150,121
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	241,848	99,185
TOTAL	**$ 392,521**	**$ 249,358**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note G)		$ 182,669		$ 50,050
REVENUE				
From investments (Note C)		4,938		3,562
From other sources				
Income from conversion of grants into loans	$ 677		$ 1,337	
Others	43	720	13	1,350
Total		188,327		54,962
EXPENSES				
Technical assistance (Note F)		45,767		43,475
Financial expenses		11		12
Total		45,778		43,487
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		142,549		11,475
EXCHANGE GAINS		114		1,868
INCREASE IN NET ASSETS		142,663		13,343
NET ASSETS AT BEGINNING OF PERIOD		99,185		104,112
NET ASSETS AT END OF PERIOD		**$ 241,848**		**$ 117,455**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 67,967	$ 50,050
Interest on investments received	4,969	5,354
Cash received from other activities	1,565	1,345
Technical assistance disbursed	(49,454)	(41,572)
Financial expenses paid	(11)	(12)
Net Cash Provided by Operating Activities	25,036	15,165
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(15,681)	(14,906)
Net payments for securities under resale arrangement	(7,548)	-
Net Cash Used In Investing Activities	(23,229)	(14,906)
Effect of Exchange Rate Changes on Due from Banks	(341)	1
Net Increase in Due from Banks	1,466	260
Due from Banks at Beginning of Period	1,600	2,116
Due from Banks at End of Period	$ 3,066	$ 2,376

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Following the resolution of the Board of Governors authorizing the eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF), with the receipt of Instruments of Contributions in excess of certain proportion of the total contributions, this became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar is considered as the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of unrestricted and temporarily restricted net assets and are prepared in conformity with generally accepted accounting principles in United States. The financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2005 and 31 December 2004 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost, which approximates the fair value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 2.75% (2.05% - 2004).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

TASF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on TASF's balance sheet.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September	31 December
Receivable from:		
ADF	$8,173,000	$ -
OCR	30,000	-
Agency Trust Funds - net	40,000	28,000
Total	$8,243,000	$ 28,000
Payable to:		
OCR	$ -	$ 51,000
JSF	27,000	1,000
Total	$ 27,000	$ 52,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2005, a net amount of $8,661,000 ($4,490,000 - 2004) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects, which have not been disbursed.

NOTE G - CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 18 donors totaling $150,547,000 were allocated to TASF. Of this amount, $108,578,000 was recorded as "Due from Contributors" which are payable throughout the replenishment period of four years in accordance with the encashment schedule. The contributions do not include $3,587,000 contributions received from Denmark, France and Norway pending the completion of formalities to accept their Instrument of Contributions. Contributions as of 30 September 2005 included direct and voluntary contribution of Pakistan and India totaling $70,000 and $52,000, respectively.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 1,269	$ 4,826	$ 6,095	$ 327	$ 1,017	$ 1,344
INVESTMENTS (Note C)	32,196	211,842	244,038	33,667	210,619	244,286
ACCRUED REVENUE	61	1,852	1,913	396	1,682	2,078
OTHER ASSETS (Note D)	70	1,852	1,922	71	2,579	2,650
TOTAL	**$ 33,596**	**$ 220,372**	**$ 253,968**	**$ 34,461**	**$ 215,897**	**$ 250,358**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 235	$ 102	$ 337	$ 604	$ 120	$ 724
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	3,108	66,008	69,116	4,970	66,548	71,518
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	-	154,262	154,262	-	149,229	149,229
Temporarily restricted	26,675	-	26,675	26,022	-	26,022
	26,675	154,262	180,937	26,022	149,229	175,251
Net Accumulated Investment Income						
Temporarily restricted	3,578	-	3,578	2,865	-	2,865
	30,253	154,262	184,515	28,887	149,229	178,116
TOTAL	**$ 33,596**	**$ 220,372**	**$ 253,968**	**$ 34,461**	**$ 215,897**	**$ 250,358**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)			2004 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 27,237	$ 27,237	$ -	$ 24,238	$ 24,238
REVENUE FROM INVESTMENTS	-	4,926	4,926	-	2,239	2,239
REVENUE FROM EQUITY INVESTMENTS (Note D)	-	-	-	-	900	900
REVENUE FROM OTHER SOURCES	-	74	74	-	20	20
NET ASSETS REVERTED BACK TO RESTRICTIONS	(638)	-	(638)	(863)	-	(863)
Total	(638)	32,237	31,599	(863)	27,397	26,534
TRANSFER TO COOPERATION FUND FOR REGIONAL TRADE AND FINANCIAL SECURITY INITIATIVE	-	-	-	-	(1,000)	(1,000)
EXPENSES						
Technical assistance (Note E)	(638)	25,731	25,093	(872)	9,788	8,916
Administrative expenses	-	710	710	9	862	871
Total	(638)	26,441	25,803	(863)	10,650	9,787
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	5,796	5,796	-	15,747	15,747
EXCHANGE (LOSSES) GAINS	-	(763)	(763)	-	1,162	1,162
INCREASE IN UNRESTRICTED NET ASSETS	-	5,033	5,033	-	16,909	16,909
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	728	-	728	329	-	329
NET ASSETS REVERTED BACK TO RESTRICTIONS	638	-	638	863	-	863
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	1,366	-	1,366	1,192	-	1,192
INCREASE IN NET ASSETS	1,366	5,033	6,399	1,192	16,909	18,101
NET ASSETS AT BEGINNING OF PERIOD	28,887	149,229	178,116	27,469	140,208	167,677
NET ASSETS AT END OF PERIOD	**$ 30,253**	**$ 154,262**	**$ 184,515**	**$ 28,661**	**$ 157,117**	**$ 185,778**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)			2004 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 27,237	$ 27,237	$ -	$ 24,238	$ 24,238
Interest on investments received	1,150	5,410	6,560	526	6,021	6,547
Transfer to Cooperation Fund for Regional Trade and Financial Security Initiative	-	-	-	-	(1,000)	(1,000)
Technical assistance disbursed	(1,591)	(25,543)	(27,134)	(3,891)	(31,377)	(35,268)
Administrative expenses paid	-	(722)	(722)	(9)	(955)	(964)
Others - net	15	(697)	(682)	2	20	22
Net Cash (Used in) Provided by Operating Activities	(426)	5,685	5,259	(3,372)	(3,053)	(6,425)
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	1,368	(1,875)	(507)	3,133	1,799	4,932
Net payments for (receipts from) securities under resale arrangement (Note G)	-	(469)	(469)	-	339	339
Net Cash Provided by (Used in) Investing Activities	1,368	(2,344)	(976)	3,133	2,138	5,271
Effect of Exchange Rate Changes on Due from Banks	-	468	468	-	902	902
Net Increase (Decrease) in Due from Banks	942	3,809	4,751	(239)	(13)	(252)
Due from Banks at Beginning of Period	327	1,017	1,344	640	1,977	2,617
Due from Banks at End of Period	$ 1,269	$ 4,826	$ 6,095	$ 401	$ 1,964	$ 2,365

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The United States dollar is the functional and reporting currency of Japan Special Fund (JSF) as it has become the currency of the primary economic operating environment of the Fund. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2005 and 31 December 2004 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost which approximates the fair value.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the nine-month period ended 30 September 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 2.87% and 3.02%, respectively (1.22% and 1.33% - 2004).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September	31 December
Amounts Receivable by JSF from:		
ACCSF	$235,000	$604,000
Technical Assistance Special Fund	27,000	1,000
Agency Trust Funds - net	6,000	-
Total	$268,000	$605,000
Amounts Payable by:		
JSF to Ordinary Capital Resources	$ 87,000	$ 50,000
ACCSF to Japan Special Fund	235,000	604,000
Total	$322,000	$654,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the nine-month period ended 30 September 2005, an amount of $4,722,000 ($6,974,000 - 2004) was thus written back as a reduction in technical assistance. $638,000 ($872,000 - 2004) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 30 September 2005, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $26,675,000 ($26,022,000 - 31 December 2004).

NOTE G - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

Transfer of financial assets are accounted in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 1,135	$ 1,326
INVESTMENTS (Note C)	1,327	1,460
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	18,483	14,013
PROPERTY, FURNITURE, AND EQUIPMENT	453	701
OTHER ASSETS	1,965	2,472
TOTAL	**$ 23,363**	**$ 19,972**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 219	$ 186
ACCOUNTS PAYABLE AND OTHER LIABILITIES	2,276	2,941
UNCOMMITTED BALANCES (ADBISF-2)	20,868	16,845
TOTAL	**$ 23,363**	**$ 19,972**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 13,890		$ 13,142
REVENUE				
From other sources - net		1		1
Total		13,891		13,143
EXPENSES				
Administrative expenses	$ 6,168		$ 6,482	
Program expenses	1,994	8,162	1,660	8,142
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		5,729		5,001
EXCHANGE GAINS (LOSSES) - NET		19		(39)
TRANSLATION ADJUSTMENTS		(1,725)		(452)
INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		4,023		4,510
NET ASSETS AT BEGINNING OF PERIOD		16,845		14,215
NET ASSETS AT END OF PERIOD		**$ 20,868**		**$ 18,725**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,890	$ 13,142
Expenses paid	(7,744)	(8,125)
Transfer to Japan Fund for Public Policy Training	(747)	-
Others - net	259	(233)
Net Cash Provided by Operating Activities	5,658	4,784
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(14)	(3)
Net payments for securities under resale arrangement	(5,691)	(15,761)
Net Cash Used in Investing Activities	(5,705)	(15,764)
Effect of Exchange Rate Changes on Due from Banks	(144)	314
Net Decrease in Due from Banks	(191)	(10,666)
Due from Banks at Beginning of Period	1,326	11,943
Due from Banks at End of Period	$ 1,135	$ 1,277

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2005 and 31 December 2004 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2005 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.002% (0.002% - 2004).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBISF's balance sheet.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2005
Expressed in Thousands of United States Dollars (Note B)

ASSETS		**30 September (Unaudited)**
CASH IN BANKS	$	2,264
INVESTMENTS (Note C)		562,782
ACCRUED INCOME		791
OTHER ASSETS (Note D)		44,271
TOTAL	**$**	**610,108**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	20
UNDISBURSED COMMITMENTS (Note E)		559,147
UNCOMMITTED BALANCES represented by: Unrestricted net assets		50,941
TOTAL	**$**	**610,108**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Period Ended 30 September 2005
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS		$ 604,734
REVENUE		
From investments (Note C)	$ 8,080	
From other sources	184	8,264
Total		612,998
EXPENSES		
Grants (Note E)	$ 562,000	
Administrative expenses	57	562,057
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		50,941
NET ASSETS AT BEGINNING OF PERIOD		-
NET ASSETS AT END OF PERIOD		**$ 50,941**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Period Ended 30 September 2005
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 604,734
Interest on investments received	7,289
Cash received from other activities	184
Grant disbursed	(47,123)
Administrative expenses paid	(38)
Net Cash Provided by Operating Activities	565,046
CASH FLOWS FROM INVESTING ACTIVITIES	
Net investments	(562,782)
Net Increase in Due from Banks	2,264
Due from Banks at Beginning of Period	-
Due from Banks at End of Period	$ 2,264

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Period Ended 30 September 2005
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance (TAs) and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities including, non-governmental organizations.

ATF's resources may consist of contributions from bilateral, multilateral and transfer of individual sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of generally accepted accounting standards applied in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

Contributions

Contributions are recognized as income when they become effective. As of 30 September 2005, ADB contributed $600,000,000 to the Fund. In addition, Australia and Luxembourg contributed $3,734,000 and $1,000,000, respectively.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2005 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost, which approximate the fair value.

The annualized rate of return on the average investments held during the period ended 30 September 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 3.09%.

NOTE D - OTHER ASSETS AND OTHER LIABILITIES

Other assets of $44,271,000 represent advances made on TA grants. Included in other liabilities is an interfund payable to OCR of $1,000.

NOTE E - GRANTS AND UNDISBURSED COMMITMENTS

Grant is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project, any undisbursed amount is written back as a reduction in grant for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.